Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

Employee Questions and Answers – May, 2007

1.	I’ve heard CME has some type of equity program that provides a one-time award of equity to employees. Is this true? If so, will this program continue under the new company and will CBOT employees be eligible for it?

CME does have an equity program that provides a one-time grant of equity (in the form of stock options) to non-officer employees once they reach three years of service. CME’s equity program also provides annual grants to corporate officers and discretionary awards for top performers in non-officer roles. CME is in the process of determining how the program will be applied to CBOT employees who secure continuing employment with the combined company. CME’s commitment to recognize continuous service with CBOT will apply to CME’s one-time equity grant program.

2.	Will severance benefits be paid out in one lump sum, or will normal bi-monthly paychecks continue until the severance amount has been fulfilled?

Enhanced severance benefits for qualifying employees (generally, those employees who lose their jobs as a direct result of the merger) will be paid out in one lump sum upon receipt of a signed release.

3.	Given the recent announcement that the vote has been rescheduled to July 9, 2007, does this mean that the anticipated merger will take place later than expected?

We still expect the merger to close mid-year but do not have an exact date for the close at this time. Both CME and CBOT confirmed that they are in substantial compliance under the Hart-Scott-Rodino Act and currently expect the Department of Justice to conclude its review of the merger prior to the time of the shareholder and CBOT member votes. We look forward to the July 9th vote and to completing the transaction as soon as possible after the vote.

4.	If an employee is part of the transition team but has been informed that he or she will not be retained for continuous employment with the combined company and later finds a job within the company in another capacity, will the previous years of service be counted? Or is the employee considered a new hire?

While working in a full-time transitional role, you will still continue to accrue years of service. If you obtain a position with the combined company before your transitional role is terminated, you will have continuous service with the combined company and will not be treated as a new hire.

5.	If the deal closes with the CME, how soon after the merger date will the retention bonuses be paid?

Retention bonuses are expected to be paid out on the date the merger closes.

6.	Has anybody below the senior management level been formally or informally offered employment in the combined group as of 5/14/07?

No one below the senior management level has been notified of their selection for continuing employment at CME Group. The Staffing and Retention Team (which is comprised of CBOT and CME employees) is working with outside antitrust counsel to assess when it is appropriate and feasible to proceed with the next phase of the staffing process, including any notification of continuous employment with the combined company.

7.	Does the revised merger agreement with the CME change the severance and medical/dental benefits that were outlined in letters received in November for employees terminated as a result of the merger?

No, the severance benefits will not change as a result of the revised merger agreement. The severance benefits described in the letter dated November 10, 2006, are the benefits that qualifying employees (generally, those employees who are terminated as a direct result of the merger) will receive.

8.	With the modification of the CME/CBOT merger agreement, does the option to receive cash based on the 10-day average closing price of CME stock still exist or is the price now fixed at $560?

The original merger agreement provided an option to receive cash (subject to a $3.0 billion cap) in lieu of CME stock in exchange for CBOT stock upon the closing of the merger. The cash option is not a part of the amended merger agreement. Instead, promptly following the completion of the transaction, the combined company will commence a cash tender offer to purchase up to 6.25 million shares of common stock of the combined company at a fixed price of $560 per share (for a total buyback of up to $3.5 billion).

A cash tender offer, such as described above, is also called a stock buyback or “repurchase.” Shareholders at the time of the share repurchase – including employees – may elect to tender their shares to CME Group at the price of $560. To the extent the repurchase is oversubscribed (in this case if shareholders tender more than 6.25 million shares), tendered shares will be repurchased on a pro rata basis.

9.	If employees lose their jobs as a result of the merger, will they lose the unvested portion of their 401(k) that was from the company match?

Generally, subject to certain exceptions imposed by applicable law, employees who are not fully vested in the company match portion of their 401(k) accounts may lose the unvested company match portion of their accounts upon termination of employment.

10.	I started in late October of 2006 and did not receive a year-end bonus. Because I did not receive a bonus last year, what will my retention bonus be based on at the close of the merger?

If you did not receive a year-end bonus or incentive compensation for the 2006 performance cycle, you may not receive a retention bonus.

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT Holdings”) and Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus, dated June 5, 2007, regarding the proposed transaction.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors may obtain a free copy of the joint proxy statement/prospectus as well as other filings containing information about CBOT Holdings and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained without charge, when available, by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT Holdings and its directors and executive officers and other members of management and employees and other CBOT members may be deemed to be participants in the solicitation of proxies from CBOT Holdings stockholders in respect of the proposed transaction. Information regarding CBOT Holdings directors and executive officers is available in CBOT Holdings’ proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document and its attachments, if any, may contain forward-looking information regarding CBOT Holdings, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT Holdings and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT Holdings and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT Holdings stockholders, CBOT members or CME stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in the joint proxy statement/prospectus and CBOT Holdings’ other filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2006, which are available on CBOT Holdings’ website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.